P.E. 1/18/02

02016081

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

FEB 20 2002

Dated January 18, 2002

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _T_ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _T_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1. News release dated December 13, 2001 entitled "VODAFONE'S COMPANY CALLER HELPS SMALLER BUSINESSES GET MORE FROM THEIR MOBILES".
2. News release dated December 17, 2001 entitled "FIRST "VODAFONE PARTNER AGREEMENT" WITH TDC MOBIL".
3. News release dated December 18, 2001 entitled "CHANGE TO GROUP REGIONAL STRUCTURE".
4. News release dated December 19, 2001 entitled "VODAFONE MAKES WORLD'S FIRST 3G ROAMING CALL".
5. News release dated December 19, 2001 entitled "VODAFONE WIN BONUS FOR UNITED TROPHY TRIUMPHS".
6. News release dated January 7, 2002 entitled "VODAFONE AND VIVENDI UNIVERSAL AGREE REVISED BUSINESS MODEL FOR VIZZAVI".
7. News release dated January 10, 2002 entitled "VODAFONE LAUNCES GLOBAL MOBILE PAYMENT BUSINESS TRIALS".
8. News release dated January 16, 2002 entitled "VODAFONE SIGNS ERICSSON AS GLOBAL MULTIMEDIA MESSAGING SUPPLIER".

This Report on Form 6-K contains a Stock Exchange Announcement dated January 14, 2002.

2002/004

16 January 2002

VODAFONE SIGNS ERICSSON AS GLOBAL MULTIMEDIA MESSAGING SUPPLIER

Vodafone Group Plc ("Vodafone") announces today that it has signed a global agreement with Ericsson to supply multimedia messaging software. Vodafone will introduce its Multimedia Messaging Service ("MMS") from the middle of the year.

MMS is an evolution of today's successful SMS service, which will allow customers to compose, send and receive messages using all forms of media including text, pictures, audio and video clips.

Vodafone MMS will enable customer to customer messaging from MMS mobile devices, WAP devices and PCs. It will also enable applications to deliver to Vodafone customers value added content such as share price graphs, birthday cards, picture postcards, animated cartoons and multimedia presentations. MMS will be designed to be easy to use, in line with the usability of SMS.

Vodafone will initially roll out MMS in Germany, Greece, Ireland, Italy, The Netherlands, Portugal, Spain, Sweden and the UK, with services in a number of other Vodafone operating companies to follow.

Thomas Geitner, Chief Executive, Global Products and Services, Vodafone, said:

"MMS is an integral part of Vodafone's messaging strategy. Our customers will soon be able to compose and send media rich messages to one another, as well as being able to choose to have value added messaging content delivered to their mobile devices. Vodafone believes the greater functionality of MMS will be the starting point of a broader customer experience which will pave the way for 3G usage.

"Our decision to choose Ericsson as Vodafone's global supplier also demonstrates our ability to develop global service platforms once, creating cost synergies and seamless service access across our worldwide operators."

- ends -

More/...

For further information contact:

Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Jon Earl, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges/John West
Tel: +44 (0) 20 7600 2288

news release vodafone

2002/002

10 January 2002

VODAFONE LAUNCHES GLOBAL MOBILE PAYMENT BUSINESS TRIALS

Vodafone Group Plc ("Vodafone") announces today that it has launched initial global mobile payment business trials in the UK, Germany and Italy. The trials are intended to test Vodafone's global payment platform, developed from best practices from across the Vodafone Group. Full commercial service for the UK, Germany and Italy, serving more than 50m Vodafone customers will commence later this year. Additional Vodafone countries will progressively roll out the payment platform allowing Vodafone customers to make purchases with their mobile devices seamlessly across most of Europe.

Payments on Vodafone's trial global mobile payment platform will be made through established payment instruments such as credit cards, debit cards or electronic direct debit for larger purchases.

Vodafone's trial mobile payment platform will enable trialist customers to purchase digital and physical goods using their mobile device. Over time, Vodafone will extend the functionality of its mobile payment platform to service purchase points such as vending machines as well as to fixed retail shops.

Security and convenience will be essential benefits of Vodafone's mobile payment service. Vodafone customers will be identified by their mobile device in every purchase and will be able to confirm and authorise each purchase via a PIN code. The customer's payment and address details are kept in a secure "wallet", requiring no direct entry of data over the Internet, adding significant convenience to the payment process.

Merchants will also benefit from a secure retail purchasing environment and potentially increased business opportunities with access to Vodafone's large customer base.

To ensure Vodafone's mobile payment services are as attractive and convenient as possible for its customers and partners, Vodafone is consulting with banks and payment service providers across Europe and will develop open interfaces to facilitate the adoption of its payment services.

More/...

Thomas Geitner, Chief Executive, Global Products and Services, Vodafone Group Plc, said:

"Our global mobile payment business trials reflect Vodafone's position as a global leader and innovator in this exciting market. As part of the Vodafone service offering, we want our customers to be able to use their mobiles as a payment tool, so ultimately, they will be able to pay for services and make purchases in shops or when they're on-line. Our mobile payment initiatives will create further stimulus for the mobile economy and make Vodafone an increasingly valuable part of our customers' lives."

- ends -

For further information contact:

Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Jon Earl, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
John West/Peter Willetts
Tel: +44 (0) 20 7600 2288

2002/001
7 January 2002

VODAFONE AND VIVENDI UNIVERSAL AGREE REVISED BUSINESS MODEL FOR VIZZAVI

Vodafone Group Plc ("Vodafone") and Vivendi Universal SA ("Vivendi Universal"), today announce that they have agreed terms on a revised business model for Vizzavi Europe ("Vizzavi"), the multi-access joint venture portal between the two companies.

At the time of the launch of the Vizzavi joint venture in May 2000, the partners made clear their intention to re-examine the revenue and cost sharing model within two years. Today, the parties announce their intention to replace the existing model, which was based on a 50/50 split of the gross margin between Vizzavi and the partners' mobile operators, with a new arrangement. Under the new model, with a greater focus on Vodafone's and Vivendi Universal's mobile services, the partners' mobile operators will pass on to Vizzavi up to 5% of the operator access airtime revenues that are generated through the Vizzavi content portal, with the remaining percentage to be retained by the partners' mobile operators. In addition, Vizzavi will earn 80% of all revenues generated through user payments for premium content such as ringtones, logos, games and other downloads with 20% to be retained by the partners' mobile operators. In this way, Vizzavi and the partners' mobile operators will benefit from a targeted focus on a premium content platform aimed at increasing customer usage and revenue.

This evolved business model emphasises the added value that Vizzavi can bring to consumers. It recognises the era of messaging services and will enable optimisation of services availed by new technology across Europe. The partners are confident that Vizzavi will achieve its target of break-even by the end of 2003.

Focusing on its key strength of Vodafone and Vivendi Universal's 94.5 million mobile venture customers across Europe, Vizzavi will also leverage Vivendi Universal's expertise in content development and implementation across Europe.

The results of the last few months clearly demonstrate Vizzavi's achievements in growing the business: in the quarter ended December 2001 there were 6.3 million customers (42% ahead of the previous quarter), 4.1 million average daily web page views (33% ahead of the previous quarter) and 2.1 million average daily wap page views (86% more than at the end of the previous quarter).

In line with the revised business model, Vizzavi will be undertaking a restructuring programme. It is anticipated that the associated job reductions will be in the region of 100 across Europe.

More/...

In addition, Evan Newmark, the CEO of Vizzavi since its creation in May 2000, has announced that he will be leaving the business effective as at 31 January 2002. Guy Laurence, currently the Chief Marketing Officer, will succeed him as CEO.

Jean-Marie Messier, Chairman and Chief Executive Officer of Vivendi Universal, commented; "Vizzavi is entering a new era. This revised business model will give more commercial and financial flexibility for Vizzavi's development and Vivendi Universal will have a very important role as content provider for the company. The new model demonstrates Vivendi Universal's and Vodafone's confidence in Vizzavi's future as the number one European multi-access portal. I would like to take this opportunity to thank Evan for his significant achievements since Vizzavi's creation. I also welcome Guy as the new CEO, who has done excellent work as Vizzavi's Chief Marketing Officer, a key field for Vizzavi's success. With Vodafone we have developed a real and long term partnership with a key pan-European focus."

Sir Christopher Gent, Chief Executive of Vodafone, said; "This revised agreement aligns more closely the interests of the partners' mobile operators with the commercial focus of Vizzavi in an emerging marketplace. I would like to thank Evan for all he has accomplished in developing Vizzavi to its current leadership position. Guy is an excellent appointment as the new CEO given his previous track record within the business. We have strong management, the right business model and the premier partner in Vivendi Universal, giving us confidence in the future performance of the business."

- ends -

For further information contact:
Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Jon Earl, Senior Investor Relations Manager
Darren Jones, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
John West / Peter Willetts
Tel: +44 (0) 20 7600 2288

news release vodafone

2001/150
19 December 2001

VODAFONE WIN BONUS FOR UNITED TROPHY TRIUMPHS

Manchester United have been England's dominant football team in recent years, winning a record number of Premiership titles. The Theatre of Dreams has proved a happy hunting ground and, as United have won domestic and European trophies, fans have become used to the feel good factor of supporting a winning team.

Thanks to Vodafone, however, followers of the Reds can do more than just bask in their team's reflected glory - they can also celebrate with their very own "win bonus".

Vodafone is introducing a new offer that will allow loyal Manchester United supporters to really share in the success of their favourite club. Every time United win a trophy this season – Premiership, FA Cup and Champions League – new customers on one of six pay monthly price plans* will receive £10 calling credit. So, if United achieve the treble in Sir Alex Ferguson's last season in charge, customers will be £30 better off.

The win bonus, however, isn't all that fans signing up to one of the price plans can expect. In the Manchester United branded box new customers will get a scratchcard giving two United ringtone and logo credits and a free voucher for 3 months subscription to United magazine. In addition, there is also three months free line rental.**

"This innovative offering shows that we are more than just a name on the shirt," says Craig Tillotson, Core Products Director, Vodafone UK. "This is another example of Manchester United fans truly benefiting from our partnership with the world's favourite team."

"The price plans allow supporters to really share in the club's success by receiving a tangible, useful reward every time United lift a trophy."

More/...

As well as benefiting from the success-linked Manchester United price plans, customers can also take advantage of Vodafone's "I'm Gifted" Christmas promotion during December. This offers a plethora of freebies, available from 1 January, including Voicemail, WAP access, ringtones & graphics, Footie on the Fone, text games and Vizzavi text alerts.

Vodafone is currently in the second season of its £30m, four year sponsorship of Manchester United.

- ends -

For further information contact:
Funke Madariola or Julien Cozens
At the Vodafone Group Press Office
Telephone: 07000 500100
Or e-mail: press.office@vodafone.com

NOTES TO EDITORS:

*   Leisure 200, Vodafone 60, Vodafone 200 plus text bundle versions
**   Months 13, 14, 15

A Photograph is available on request

VODAFONE UK

Vodafone UK has been rated best network for customer satisfaction and network quality. In November 2001, Vodafone UK came top in Oftel's quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company. In the same month, Vodafone UK came first in the Oftel's nationwide drive-around call success rate survey we achieve an average of 97.4% - topping the charts in six out of nine UK regions, with the biggest leads of nearly 2% being recorded in Scotland and the South East.

Vodafone UK has 12.8 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits approximately 9 million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 301 networks in 129 countries.

VODAFONE GROUP PLC

Vodafone Group Plc is the world's largest mobile telecommunications company with interests in 28 countries across five continents and approximately 95.6 million proportionate customers worldwide.

2001/151
19 December 2001

VODAFONE MAKES WORLD'S FIRST 3G ROAMING CALL

Vodafone Group Plc ("Vodafone") announces today its subsidiaries, Vodafone (Spain) and J-Phone Co. Ltd., ("J-PHONE"), have successfully conducted the world's first third generation ("3G") roaming call. The call was made this morning between John de Wit, Chief Executive, Vodafone (Spain), using a single mode 3G handset, and Darryl Green, President of J-PHONE, using a Japanese single mode 3G mobile.

The call demonstrated both mobile originated and mobile terminated 3G roaming calls. The call was carried from and to Vodafone's Spanish and Japanese 3G networks using the signalling links and high capacity global network of Cable & Wireless, Vodafone's preferred international carrier.

Vodafone (Spain) was awarded its 3G licence in March 2000 and a progressive roll-out of its 3G network to the 3GPP standard with its principal 3G infrastructure supplier, Nortel Networks, has been underway since August last year. Currently it has a network of 120 masts with UMTS coverage in 20 cities in Spain. Vodafone (Spain) is on target to launch its 3G network in the second half of 2002, subject to the availability of dual mode GPRS/3G handsets.

J-PHONE was awarded one of three licences to operate 3G mobile services in Japan in May 2000. J-PHONE is currently well advanced in its development of a 3G W-CDMA mobile platform and expects to commence offering 3G services in Japan in June 2002, initially from the Metropolitan Tokyo area using an Ericsson W-CDMA network and subsequently in all major Japanese cities from October 2002.

Thomas Geitner, Chief Executive, Global Products and Services, Vodafone Group Plc said:

More/...

"Today's roaming calls have brought the benefits of 3G mobile technology a step closer to reality. By operating as one company, we have demonstrated the new possibilities 3G's global standards bring. Vodafone will bring seamless multimedia services to increasing numbers of its customers across the world over the coming years."

- ends -

For further information contact:
Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Jon Earl, Senior Investor Relations Manager
Darren Jones, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges
Tel: +44 (0) 20 7600 2288

NOTES TO EDITORS:

About Vodafone (Spain)

Vodafone is the one of the leading mobile operators in Spain, serving over 7.5 million customers nationwide. Formerly known as Airtel Movíles SA, Vodafone (Spain) was established in 1994 and launched its mobile service in October 1995 to compete with the previous Spanish telecoms monopoly.

Vodafone was awarded one of the four licences to operate 3G services in Spain in March 2000. Since August 2001, it has been rolling out its network and expects to offer commercial service in the second half of 2002.

One of the first Group companies to fully adopt the Vodafone brand, Vodafone in Spain was created in October 2001 following a brief period of dual Airtel Vodafone branding from June 2001.

Vodafone Group originally became a shareholder in the company in June 1999 when it merged with AirTouch Communications of the US with a 21.7% stake in Airtel. Vodafone Group now has a 91.6% shareholding in the company, following the exit of British Telecom as a shareholder.

About J-PHONE Co. Ltd.

J-PHONE Co. Ltd. (J-PHONE) is one of Japan's leading mobile operators, offering a full range of mobile communications services and extensive network coverage throughout Japan. As well as high-quality voice telephony, J-PHONE offers a sophisticated mobile interactive service, J-Sky, with features including photo transmission, connection to internet providers, 3D graphics and Java applications. As of November 2001, J-PHONE had almost 11.5 million customers, of whom more than 75% subscribed to J-Sky.

J-PHONE has been awarded one of three licences to operate 3G mobile services in Japan, and is currently at an advanced stage of deployment of a 3G W-CDMA mobile network.

J-PHONE was established on 1 November 2001 following the merger of three regional operating companies (J-Phone East, J-Phone West, and J-Phone Central) and J-Phone Communications, and is part of the JAPAN TELECOM group. On 26 October 2001, the Vodafone Group increased its holding in JAPAN TELECOM to a controlling level of 66.7%, and its economic interest in J-PHONE to 69.7%.

news release vodafone

2001/149
18 December 2001

CHANGE TO GROUP REGIONAL STRUCTURE

Vodafone Group Plc ("Vodafone") today announces a change to its regional structure, which will be introduced with effect from 1 January 2002. From this date, Vodafone's interests in Japan, China and India will form the new Asia Region, headquartered in Tokyo. Bill Keever, currently Chief Executive Officer of the Americas Region, will be Chief Executive Officer of the Asia Region. Tomas Isaksson, as Chief Executive Officer of the Americas Region, will assume responsibility for the Group's interests in the USA and Mexico and will continue to have overall responsibility for the Vodafone Global Platform and Internet Services activity.

The Group's other Regions remain unchanged.

Julian Horn-Smith, Group Chief Operating Officer at Vodafone, said: "We have made a significant investment in Japan through our subsidiaries, Japan Telecom and J-Phone, which now form a key part of the Group. The new structure reflects the importance of these businesses and will assist the integration process with other parts of the Group."

- ends -

For further information contact:
Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Jon Earl, Senior Investor Relations Manager
Darren Jones, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges/John West
Tel: +44 (0) 20 7600 2288

news release vodafone

2001/148

17 December 2001

FIRST "VODAFONE PARTNER AGREEMENT" WITH TDC MOBIL

Vodafone Group Plc today announces its first Vodafone Partner Agreement, with TDC Mobil A/S ("TDC Mobil"), Denmark's leading mobile operator. Under the terms of the agreement, the first of its kind in the mobile industry, Vodafone and TDC Mobil will co-operate in developing, marketing and advertising international roaming products and services to international travellers and corporate customers. TDC Mobil will promote and offer Vodafone's roaming products under a dual "TDC Mobil Vodafone" brand within Denmark.

The principal benefits to Vodafone of such an agreement are:

- Expansion of Vodafone's products and services for its customers;
- Further leverage of the Vodafone brand;
- Increase of inbound roaming on Vodafone networks

Vodafone customers will recognise TDC Mobil as a Vodafone Partner Network and enjoy the same look and feel services they already receive from Vodafone operators across Europe. TDC Mobil customers will benefit from Vodafone's innovative product development and its seamless mobile services in 17 European countries.

Eurocall will be the first product under the agreement to be introduced in the first quarter of 2002 whilst Assisted Roaming, Virtual Home Environment, Prepaid Roaming and GPRS Roaming will be rolled out over the course of next year. Both parties to the agreement will continue to co-operate on the further development and marketing of international products and services.

More/...

Julian Horn-Smith, Group Chief Operating Officer, Vodafone Group Plc, said: "This is a significant agreement for Vodafone and TDC Mobil as it enhances both companies' strong positions in the highly competitive international and corporate markets. This partnership with TDC Mobil clearly proves the remarkable strength of the Vodafone global brand and the attractiveness of the Vodafone global product platform. Accordingly, Vodafone and TDC Mobil will gain an important new revenue stream from this partnership."

- ends -

For further information contact:

Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Jon Earl, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges/John West
Tel: +44 (0) 20 7600 2288

NOTES TO EDITORS:

TDC MOBIL (FY 2000)
- Customers: 1.4m
- Revenue: Euro569m
- EBITDA: Euro205m
- Market share: 50%
- UMTS licence acquired for Euro124m

2001/147
13 December 2001

VODAFONE'S COMPANY CALLER HELPS SMALLER BUSINESSES GET MORE FROM THEIR MOBILES

Vodafone today announces the launch of Vodafone Company Caller, a service enabling small and medium businesses to cost effectively use their mobile phones as office telephone extensions. To call between company mobiles, callers need only dial an extension number rather than the full mobile number. Vodafone Company Caller also provides cost effective call rates on both mobile-to-mobile and mobile-to-office calls. As employees use a mobile phone instead of a desk phone, infrastructure cost savings are also possible as there is no need to change numbers as people move desks, locations or roles. The investment involved in integrating fixed and mobile phones through technology such as MVPN (Mobile Virtual Private Networking), has limited services such as this to larger organisations. However, Vodafone Company Caller is now able to provide the same advantages to the smaller business but without the need for a leased line between the company switchboard and the mobile network.

Business Benefits

Craig Tillotson, Core Products Director at Vodafone UK, explained the advantages, "Modern businesses are more mobile than ever, with employees increasingly working remotely whilst they are out the office, travelling between sites, or dashing from desk to desk. Vodafone's Company Caller offers business customers integration with their mobile and fixed telephones, bringing cost savings and making remote working easier and more practical."

He continued, "Using a mobile handset, combined with Vodafone Company Caller, enables employees to take advantage of a range of network and handset features, including voicemail, email access, caller identity and phonebook. This means fewer missed calls, better response times and improved overall efficiency."

The Customer Experience

Vodafone Company Caller has been trialled at Pace Micro Technology plc. Jon Jarrett, Pace's director of IT commented, "We were delighted to trial Vodafone's Company Caller service. In an international company such as Pace, in which travel is an everyday part of many employees' working lives, we needed an efficient service that would also save costs. The Vodafone Company Caller service fulfils these criteria, saving both time and money and is very easy to use. We are looking forward to rolling out the service throughout the company and are confident it will be met with enthusiasm."

More/...

Company Caller Price Plan

Price Plan Vodafone Company Caller	**RRP** **(Ex VAT)**
Connection Charge	Standard connection charges apply
Monthly Access	£13.50
On-Net* Peak Rate	5.0 ppm
On-Net Off Peak Rate	4.2 ppm

* On-Net refers to calls made from company mobile to company mobile. All other calls are as standard.

Notes to editors:

- Vodafone Company Caller is available to customers with more than ten handsets

About Vodafone UK Ltd:

Vodafone UK has been rated best network for customer satisfaction and network quality. In November 2001, Vodafone UK came top in Oftel's quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company. In the same month, Vodafone UK came first in the Oftel's nationwide drive-around call success rate survey we achieve an average of 97.4% - topping the charts in six out of nine UK regions, with the biggest leads of nearly 2% being recorded in Scotland and the South East.

Vodafone UK has 12.8 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits approximately 9 million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 301 networks in 129 countries.

-ends-

For further information contact:

Toby Robson or Lucy Rich
at the Vodafone Group Press Office
Tel: 07000 500100
Email: press.office@vodafone.com

STOCK EXCHANGE ANNOUNCEMENT
Announced at 15:58 hrs
14 January 2002

RNS No: 9395P
14 January 2002 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 14 January by Mourant ECS Trustees Limited that on 11 January 2002 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 168p per share pursuant to the rules of the Vodafone Group Profit Sharing Scheme:

	No. of shares
Mr P R Bamford	792
Sir Christopher Gent	716
Mr J M Horn-Smith	792
Mr K J Hydon	792

S R Scott
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 18, 2002

By: [signature]
Name: Stephen R. Scott
Title: Company Secretary